May 5, 2025

VIA E-mail

John Marten
Vedder Price P.C.
222 North Lasalle Street
Chicago, IL 60601
jmarten@vedderprice.com

         Re: Crossmark ETF Trust
             File Nos. 333-286254, 811-24070

Dear Mr. Marten:

          On March 31, 2025, you filed a registration statement on Form N-1A on behalf of
Crossmark ETF Trust (the    Fund   ). We have reviewed the registration
statement and have
provided our comments below. Where a comment is made with regard to disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

                                            GENERAL

   1. Given the substantial similarities of the disclosure for Crossmark Large Cap Growth
         ETF and Crossmark Large Cap Value ETF (each, a    Fund,    a together,
   Funds   ) we do
         not repeat non-unique comments. Therefore, you may assume that a comment pertaining to one Fund applies equally to both Funds, unless otherwise noted.

   2. We note that material portions of the filing are incomplete at this time (e.g., fee table, expense example, distributor, Fund website URL, exhibits, etc.). Please complete or update all information that is currently in brackets or missing in the registration statement, including exhibits, or tell us why you are unable to do so and when you expect to have this information. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-
         effective amendment.
 John Marten
Crossmark ETF Trust
Page 2

   3.   Please inform the staff if a party other than the Funds    sponsor or
an affiliate is
        providing the Funds with initial seed capital. If so, supplementally identify the party providing the seed capital and describe its relationship with the Funds.

                                          PROSPECTUS

   CROSSMARK LARGE CAP GROWTH ETF
   Fees and Expenses of the Fund, page 1

   4. Please revise the Example below the Fee Table to conform to the specific language of
        Item 3 of Form N-1A.

   Principal Investment Strategies
   Value-based Screens, page 2

   5. We note that the Fund will rely on data and ratings generated by multiple third-party
        providers to implement the Fund   s value-based screening. Please
identify the primary
        providers the Fund intends to use, if known.

   6.   Please also describe the Fund   s due diligence practices in applying
its values-based
        screening criteria to portfolio companies   for example, directly
engaging with
        portfolio companies to better understand their relationship and activities with respect to
        the categories of excluded activities, and the Fund   s ongoing
monitoring practices to
        identify the need for divestment of securities that are later determined not to meet the screening criteria.

   ADDITIONAL FUND DETAILS
   Investment Objectives, Strategies and Risks, page 15

   7. Please provide Item 9(b) disclosure with respect to principal investment strategies.
        Please note that Item 9 should provide more detailed disclosure than
Item 4. See IMGU
        2014-08, available at
https://www.sec.gov/investment/im-guidance-2014-08.pdf. In
        addition, Item 9 should not merely repeat Item 4 disclosure.

   Exclusive Forum for Litigation, page 16

   8. Please disclose that this provision does not apply to claims arising under the federal securities laws. In addition, please revise the provision in the Declaration of Trust to state that the provision does not apply to claims arising under the federal securities laws.
 John Marten
Crossmark ETF Trust
Page 3

                          STATEMENT OF ADDITIONAL INFORMATION
                           INVESTMENT POLICIES AND LIMITATIONS

      Investment Restrictions
      Fundamental Investment Restrictions of the Funds, page 11

      9.     With respect to item 3, please add    or group of industries
after the words    in a
             particular industry    in this section per section 8(b)(1) of the
Investment Company Act
             of 1940 and Item 16 of Form N-1A.

      APPENDIX A
      CROSSMARK GLOBAL INVESTMENTS, INC.
      Proxy Voting Policy

      10. The Funds should disclose, where appropriate, how they will approach relevant values-
             based proxy issues for their portfolio companies. Alternatively, the Funds should explain in correspondence why they believe such disclosure is not required.

      Closing

       A response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. The pre-effective amendment should be accompanied by a supplemental letter that includes your responses to each of these comments.
Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

        We remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

             Should you have any questions regarding this letter, please contact me at (202) 551-
3623.


                                                        Sincerely,

                                                        /s/ Daniel S. Greenspan

                                                        Daniel S. Greenspan

cc:         Ryan Sutcliffe, Branch Chief
            Christian Sandoe, Assistant Director